Exhibit 4.1

Notice to U.S. Investors

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia Media S.p.A. ordinary shares and savings shares will be converted into Telecom Italia S.p.A. ordinary shares and saving shares, respectively, is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Telecom Italia S.p.A. and Telecom Italia Media S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgement.

You should be aware that Telecom Italia S.p.A. may purchase securities of Telecom Italia Media S.p.A. otherwise than under the merger offer, such as in open market or privately negotiated purchases.

PRESS RELEASE

TELECOM ITALIA MEDIA: BOARD OF DIRECTORS APPROVES THE GROUP’S HALF-YEAR REPORT AT 30 JUNE 2015 WHICH SHOWS RESULTS IN LINE WITH THE FORECASTS

REVENUES: 42.4 million euros; +11.8 million euros compared with the first half of 2014 (30.6 million euros)

EBITDA: 20.2 million euros; +8.9 million euros compared with the first half of 2014 (11.3 million euros)

EBIT: 8.8 million euros; (-2.1 million euros in the first half of 2014)

NET RESULT: 0.9 million euros (-5.2 million euros in the first half of 2014)

NET FINANCIAL DEBT: 251.9 million euros (269.4 million euros at the end of 2014)

The Telecom Italia Media Group First Half Financial Report at 30 June 2015 was drafted in accordance with art. 154–ter (Financial Reporting) of Leg. Decree 58/1998 (Consolidated Finance Law - CFL) and subsequent amendments and supplements and prepared in accordance with the international accounting principles issued by the International Accounting Standards Board and approved by the European Union (defined as "IFRS"), as well as the provisions issued in implementation of art. 9 of Leg. Decree 38/2005.

The half-year financial report includes: • the Interim Report on Operations; · Condensed Half-Year Consolidated Financial Statements; • the certification of the Condensed Half-Year Consolidated Financial Statements pursuant to art. 81-ter of Consob Regulation no. 11971 of 14 May 1999 as subsequently amended and supplemented.

The accounting policies and consolidation principles adopted in the preparation of the Condensed Half-Year Consolidated Financial Statements at 30 June 2015 are consistent with those adopted in the Annual Consolidated Financial Statements of the Telecom Italia Media Group at 31 December 2014, to which reference can be made, except for the application of the new Principles/Interpretations adopted by the Group starting from 1 January 2015, which had, in fact, no impact on the Group's Consolidated Financial Statements.

In addition to the conventional financial performance measures contemplated under IFRS, the Telecom Italia Media Group uses certain alternative performance measures in order to give a clearer picture of the trend of operations and the company's financial position. Specifically, the alternative performance measures refer to: EBITDA; EBIT; net financial book debt and adjusted net financial debt. For further details on these measures see the chapter “Alternative performance measures”.

Note that the chapter "Business Outlook for the 2015 fiscal year", contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of the Group's operations and strategies. Readers of the present half-year financial report should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the above-mentioned forecasts owing to a number of factors, the majority of which are beyond the Group’s control.

***

Introduction

Following the integration of the activities of the Digital Terrestrial Network Operator, completed on 30 June 2014, the economic values shown in this press release include, for the first half of 2015, the former Rete A activities, not included in the first half of 2014.

***

Milan, 30 July 2015

The Telecom Italia Media Board of Directors, chaired by Severino Salvemini, examined and approved the Group’s Half-Year Report at 30 June 2015.

Consolidated Group revenues reached 42.4 million euros in the first half of 2015, up by 11.8 million euros (+38.6%) compared to the first half of 2014 (30.6 million euros). This performance, positively affected by the integration of the activities of former Rete A S.p.A. (acquired on 30 June 2014 and merged with Persidera S.p.A. in December 2014) not present in the first half of 2014, can be fully attributed to the Network Operator. Including the activities of former Rete A in the first half of 2014, the organic change in the revenues of the Network Operator is essentially in line with an increase of 1.8 million euros.

The EBITDA of the first half of 2015 amounted to 20.2 million euros up by 8.9 million euros compared to the 11.3 million euros of the first half of 2014. This performance was positively influenced by both the aforementioned increase in revenues and the increase in other income for 7.1 million euros, only partially offset by an increase in the operating costs of 9.7 million euros of the Network Operator mainly attributable to the costs from the activities of the former Rete A not present in the first half of 2014. Including these costs the organic change to the EBITDA of the Network Operator was positive for 2.7 million euros. The EBITDA of Telecom Italia Media S.p.A. shows an improvement of 3.3 million euros mainly following the recording, in other income, of 3.9 million euros related to the settlement agreement, signed in May 2015, regarding the Cecchi Gori dispute.

The EBIT, excluding depreciation and amortisation, amounted to 8.8 million euros, compared to -2,1 million euros in the first half of 2014. This performance essentially reflects the change in the EBITDA previously described and the reduction in depreciation and amortisation of the Network Operator of 2.0 million euros, including for the first half of 2014 the activities of former Rete A. The organic change showed a fall in depreciation and amortisation of 4.3 million euros.

The Net Result amounted to 0.9 million euros compared to -5.2 million euros in the first half of 2014.

Net financial debt as of 30 June 2015 was equal to 251.9 million euros compared to 269.4 million euros at the end of 2014. This trend can mainly be attributed to the requirement for the industrial investments of the period for 2.9 million euros (fully attributable to the Network Operator for the maintenance and development of the current broadcasting platform), the result of the positive operations (EBITDA -20.2 million euros and Working Capital -4.7 million euros), the payment of dividends on the 2014 result, by Persidera S.p.A. to the Gruppo Editoriale l’Espresso for 2.9 million euros, the net income related to the tax consolidation for 2.9 million euros and the other net disbursements for 4.5 million euros mainly relative to the net financial charges of the period.

Network Operator – Persidera S.p.A. (former Telecom Italia Media Broadcasting – TIMB)

The revenues and income of the Network Operator amount to 42,381 thousand euros and are up by 11,789 thousand euros compared to the first half of 2014 which, it should be remembered, does not include the results of Rete A S.p.A. (acquired on 30 June 2014 and merged into Persidera S.p.A. in December 2014), integrated from 1 July 2014. This result can be attributed mainly to the revenues ascribable to the former Rete A component which in the same reference period of 2014 were worth 9,995 thousand euros; including this value the organic change of the revenues is up by 1,794 thousand euros (+4,4%). The organic change is essentially a result of the launch of the new channels SKYTG24 and Gazzetta TV, plus the increase of the unit price of the main contracts.

The EBITDA was positive for 20,792 thousand euros and increased by 5,613 thousand euros compared to the first half of 2014 (+36.8%). This performance was positively influenced by the increase in revenues and other income, only partially offset by an increase of the other operating costs of 9,747 thousand euros, mainly attributable to the costs deriving from the activities of the former Rete A, not present in the first half of 2014 and that amounted to 7,358 thousand euros. Including these costs the organic change to the EBITDA was positive for 2,739 thousand euros.

The EBIT amounted to 9,438 thousand euros, an improvement of 7,625 thousand euros compared to the first half of 2014 due to both the change in the EBITDA and lower depreciation and amortization for 2,010 thousand euros. Including the activities of the former Rete A in the first half of 2014, the organic change to the EBIT was positive for 6,614 thousand euros.

The investments of the first half of 2015 amounted to 2,909 thousand euros and mainly refer to the maintenance and development of the current broadcasting platform.

***

MERGER BY INCORPORATION OF TELECOM ITALIA MEDIA S.p.A. INTO TELECOM ITALIA S.p.A.

The Ordinary Shareholders' Meeting of Telecom Italia Media S.p.A., held on 30 April 2015, approved the merger by incorporation of TI Media into Telecom Italia S.p.A.. The shareholders that did contribute to the approval of the resolution on the merger were entitled to exercise their right of withdrawal according to the deadline and procedures communicated in a specific notice published on the Company website on 27 May 2015 and in the newspapers, Il Sole 24 Ore and the Wall Street Journal, on 28 May 2015. The right of withdrawal was validly exercised for a total of 7,553,485 ordinary shares and for 1,902,484 TI Media savings shares, which, pursuant to art. 2437- quater of the Italian Civil Code, were offered to the shareholders who did not exercise the right of withdrawal as option and pre-emption at the liquidation value. The option and pre-emption offer of the Withdrawn Shares was filed with the Business Registry in Rome on 3 July 2015. The subscription period for the Offer, within which entitled shareholders may exercise their right to purchase shares, or this right will be lost, runs from 4 July to 3 August 2015 included. It should be remembered that the offer is subject to the Merger taking effect, therefore, purchases will only take place if the Merger is completed.

EVENTS SUBSEQUENT TO 30 June 2015

There are no events to report.

OUTLOOK FOR THE 2015 FINANCIAL YEAR

In light of the current economic and regulatory environment in which Telecom Italia Media operates, as well as the continuing difficulties the advertising market is experiencing and considering the effects of the integration of Persidera S.p.A. and Rete A S.p.A., and of the announced merger of Telecom Italia Media into Telecom Italia S.p.A., in 2015 the plan for Persidera S.p.A. is to maintain the current level of bandwidth rental, expand the offering of additional services and, implementing tight control over costs, thereby generate positive cash flow from the operating activities.

TRANSACTIONS WITH RELATED PARTIES

The Board of Directors of Telecom Italia Media, following the favourable opinion expressed by the Directors' Committee made up of all the independent Directors, approved the renewal of the loan contract having annual expiry, for a total of 140 million euros, with Telecom Italia Finance S.A. (TI Finance), a finance company wholly controlled by Telecom Italia.

The conditions offered by TI Finance, compared with similar market offers, are less costly as regards the interest rate applied and the most flexible as regards flexibility of use.

Below are the terms and conditions of the loan:

▶	total 140: million euros

▶	type: Facility Agreement

▶	duration: from 31 July 2015 to 29 July 2016

▶	rate: EURIBOR + 1.5831%

▶	commitment fee: 0.125% per year

▶	repayment: upon expiry, or even partial in advance.

The loan contract with TI Finance is a related party transaction, which for TI Media - considering the amount of the loan - is classified as a transaction of major importance: for this reason, in accordance with current regulations, an information document will be prepared, which will be disseminated by TI Media in accordance with the terms of law.

CORPORATE GOVERNANCE ISSUES

The Board of Directors acknowledged the appointment of Director Lorenzo Gorgoni as Chairman of the Control and Risk Committee. Director Gorgoni also holds the office of Lead Independent Director.

REQUEST BY SAVINGS SHAREHOLDERS RELATING TO THE MERGER BY INCORPORATION INTO TELECOM ITALIA

The Board of Directors, in monitoring the progress of the merger by incorporation of the Company into Telecom Italia S.p.A., has examined a settlement proposal received from the common representative of the savings shareholders based, substantially, on the alleged existence of prejudice to the rights of the category and the presumed unfairness of the exchange rate damaging said category.

The Board, in the belief that the operation does not damage the rights of the category, that the related terms are fair to all Telecom Italia Media shareholders and that the behaviour of the Company is entirely correct and in compliance with applicable laws, excluded entering into said settlement agreement.

***

Pursuant to sub-section 2, clause 154-bis of the Consolidated Law on Financial Intermediation, the Manager responsible for preparing the corporate accounting documents, Luigino Giannini, has declared that the accounting disclosures contained in this press release correspond to the data records, accounting books and accounts entries.

***

Telecom Italia

 Press Office

 +39 06 3688 2610

http://www.telecomitalia.com/media

Investor Relations

 +39 06 35598278

http://www.investor.telecomitaliamedia.it

Annexes

ALTERNATIVE PERFORMANCE MEASURES

In this press release concerning the Group’s Half-Year Report at 30 June 2015, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of the Company's operations and the financial condition. Such measures, which are also presented in the interim financial reports (interim reports on operations at 31 March and at 30 September) and in the Annual Financial Report at 31 December, should, however, not be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:

  EBITDA: this financial measure is used by Telecom Italia Media as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent Company Telecom Italia Media S.p.A. in addition to EBIT. These measures are calculated as follows:
Results before tax from continuing operations
+	Financial expenses
-	Financial income
+/-	Other expenses/(incomes) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating Profit
+/-	Impairment losses/(reversals) on Non-current Assets
+/-	Capital Losses/(Gains) on disposals of Non-current Assets
+	Depreciation and amortisation
EBITDA - Operating profit (loss) before depreciation and amortization, capital gains/(losses) and impairment reversals/(losses) on Non-current Assets
  Net financial Debt: Telecom Italia Media believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations, represented by Gross Financial Debt less Cash and Cash Equivalents as well as other Financial Assets.

Annex to Exhibit 4.2

Reclassified Separate Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Financial Position and Consolidated Statements of Cash Flows of the Telecom Italia Media Group

The reclassified Separate Consolidated Income Statements, the Consolidated Statements of Comprehensive Income, the Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows of the Telecom Italia Media Group, herewith presented, are the same as those included in the Interim Management Report included in the Half-yearly Financial Report to June 30, 2015 and are unaudited. Such statements are however consistent with those included in the Telecom Italia Media Group Half-year Condensed Consolidated Financial Statements at June 30, 2015.

Please note that the limited audit work by our independent auditors on the Telecom Italia Media Group Half-yearly Condensed Consolidated Financial Statements at June 30, 2015 has not yet been completed.

FOREWORD

Following the merger of the Digital Terrestrial Network Operator businesses, finalized on June 30, 2014, operating figures given in this Report include, for the first half of 2015, the assets acquired from former Rete A, which were not included in the first half of 2014.

Consolidated Separate Income Statement

	H1 2015	H1 2014	Change
(in thousands of euro)	(a)	(b)	(a-b)%

Revenues	42,381	30,592	11,789	38.6
Other income	7,790	666	7,124	n.a.
Total operating revenues and other income	50,171	31,258	18,913	60. 5
Acquisition of goods and services	(20,830)	(14,579)	(6,251)	(42.9)
Employee benefits expenses	(3,650)	(3,807)	157	4.1
Other operating expenses	(5,537)	(1,589)	(3,948)	(248.5)
Changes in inventories	—	—	—	—
Internally made assets	—	—	—	—
OPERATING RESULT BEFORE DEPRECIATION AND AMORTIZATION - EBITDA	20,154	11,283	8,871	78. 8
Depreciation and amortization	(11,365)	(13,374)	2,009	15.0
Gains/ (losses) realized on disposals of non-current assets	3	1	2	200.0
Impairment reversals /(losses) on non-current assets	—	—	—	—
OPERATING PROFIT ( LOSS) - EBIT	8,792	(2,090)	10,882	n. a .
Income/ (expenses) from investments	8	5	3	60.0
Finance income	—	9	(9)	(100.0)
Finance expenses	(3,877)	(4,311)	434	10.1
PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS	4,923	(6,387)	11,310	n. a .
Income tax expense	(2,514)	1,204	(3,718)	n.a.
PROFIT (LOSS) FROM CONTINUING OPERATIONS	2,409	(5,183)	7,592	n. a .
Profit (loss) from discontinued operations/Non-current assets held for sale	—	—	—	—
PROFIT (LOSS) FOR THE PERIOD	2,409	(5,183)	7,592	n. a .
Attributable to:
- Owners of the Parent	864	(5,184)	6,048	n. a .
- Non-controlling interests	1,545	1	1,544	n.a.

			H1 2015	H1 2014
- Basic earnings (loss) per Share:
-	Ordinary shares		0.0221	(0.0476)
-	Savings shares		0.0221	(0.0476)
of which:
- from continuing operations
	-	Ordinary shares	0.0221	(0.0476)
	-	Savings shares	0.0221	(0.0476)
- from discontinued operations/non-current assets held for sale
	-	Ordinary shares	0.0000	0.0000
	-	Savings shares	0.0000	0.0000

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	H1 2015	H1 2014	Change
Profit (loss) for the period	2,409	(5,183)	7,592
Other components of the statement of comprehensive income
° Remeasurement of defined benefit plans
° Actuarial gains (losses)	173	(205)	378
° Income tax expense	(48)	56	(104)
sub-total	125	(149)	274
Comprehensive profit (loss) for the period	2,534	(5,332)	7,866
Attributable to:
- Profit (loss) for the year attributable to equity holders of the Parent Company
> Income (loss) from continuing operations	958	(5,333)	6,291
> Profit (loss) from discontinued operations/Non-current assets held for sale	—	—	—
- Profit (loss) for the period attributable to equity holders of the Parent Company	958	(5,333)	6,291
- Minority interests
> Income (loss) from continuing operations	1,576	1	1,575
> Profit (loss) from discontinued operations/Non-current assets held for sale	—	—	—
- Profit (loss) for the period attributable to Minority Interests	1,576	1	1,575

The Network Operator — a business unit of Telecom Italia Media — includes the operations of Persidera S.p.A. (including Rete A S.p.A., merged into Persidera S.p.A. in December 2014), Beigua S.r.l., and Timb 2 S.r.l. relating to the management of Group-operated Digital Multiplexes, as well as the ancillary services and broadcasting platforms offered to third parties.

		Network	Other
		Operator	activities	Changes	Group Total
(in millions of euro)		(1)	(2)

Revenues	H1 2015	42.4	0.3	(0.3)	42.4
	H1 2014	30.6	0.3	(0.3)	30.6
	Change	11.8			11.8
EBITDA	H1 2015	20.8	(0.6)		20.2
	H1 2014	15.2	(3.9)		11.3
	Change	5.6	3.3		8.9
EBIT	H1 2015	9.4	(0.6)		8.8
	H1 2014	1.8	(3.9)		(2.1)
	Change	7.6	3.3		10.9

Industrial investments	H1 2015	2.9			2.9
	H1 2014	3.7			3.7
	Change	(0.8)			(0.8)
(Headcount)
Personnel	06/30/2015	66	20		86
	12/31/2014	67	21		88
	Change	(1)	(1)		(2)

(¹) It includes the activity of Persidera S.p.A., Beigua S.r.l., Timb 2 S.r.l..

(²) It includes Telecom Italia Media S.p.A.'s activities.

Consolidated Statements of Financial Position

(in thousands of euro)	06/30/2015	12/31/2014	CHANGE

ASSETS
NON-CURRENT ASSETS
Intangible assets:
Goodwill	29,571	29,571	—
Intangible assets with a finite useful life	137,007	141,886	(4,879)
	166,578	171,457	(4,879)
Tangible assets:
Property, plant and equipment owned	77,089	80,666	(3,577)
Assets held under finance leases	—	—	—
	77,089	80,666	(3,577)
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method	—	—	—
Other investments	492	495	(3)
Non-current financial assets	109	126	(17)
Miscellaneous receivables and other non-current assets	12,111	15,681	(3,570)
Deferred tax assets	3,848	6,215	(2,367)
	16,560	22,517	(5,957)
TOTAL NON-CURRENT ASSETS (A)	260,227	274,640	(14,413)
CURRENT ASSETS
Inventories	11	11	—
Trade and miscellaneous receivables and other current assets	41,560	42,445	(885)
Current income tax receivables	472	196	276
Investments		—	—
Current financial assets
Securities other than investments, financial receivables and other
current financial assets	43	53	(10)
Cash and cash equivalents	22	5,064	(5,042)
TOTAL CURRENT ASSETS (B)	42,108	47,769	(5,661)
TOTAL ASSETS (A+B)	302,335	322,409	(20,074)
EQUITY AND LIABILITIES
EQUITY
Equity attributable to equity holders of the Parent Company	(64,464)	(65,423)	959
Equity attributable to Minority Interests	42,534	43,814	(1,280)
TOTAL EQUITY (C)	(21,930)	(21,609)	(321)

NON-CURRENT LIABILITIES
Non-current financial liabilities	55,884	—	55,884
Employee benefits	1,947	2,163	(216)
Deferred tax liabilities	26,696	27,376	(680)
Provisions	—	—	—
Miscellaneous payables and other non-current liabilities	11,510	11,539	(29)
TOTAL NON-CURRENT LIABILITIES (D)	96,037	41,078	54,959

CURRENT LIABILITIES
Current financial liabilities	196,202	274,636	(78,434)
Trade and miscellaneous payables and other current liabilities	32,009	28,287	3,722
Current income tax payables	17	17	—
TOTAL CURRENT LIABILITIES (E)	228,228	302,940	(74,712)
TOTAL LIABILITIES (F=D+E)	324,265	344,018	(19,753)
TOTAL EQUITY AND LIABILITIES (C+F)	302,335	322,409	(20,074)

Consolidated Cash Flows Statements

(in thousands of euro)	H1 2015	H1 2014

CASH FLOWS FROM OPERATING ACTIVITIES
Profit (loss) for the period	2,409	(5,183)
Adjustments for:
Depreciation and amortization	11,365	13,374
Impairment losses/reversals of non-current assets (including investments)	3	6
Net change in deferred tax assets and liabilities	1,639	(1,509)
Gains/losses realized on disposals of non-current assets (including investments)	(3)	(1)
Share of losses/gains of associates accounted for using the equity method	-
Change in employee benefits	(63)	(3)
Change in inventories	-	-
Change in trade receivables and in net receivables for contract works	1,648	(2,050)
Change in trade payables	1,830	312
Net change in income tax receivables/payables	597	117
Net change in miscellaneous receivables/payables and other assets/liabilities	3,319	21,730
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)	22,744	26,793
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of intangible assets on an accrual basis	(241)	(27)
Purchase of tangible assets on an accrual basis	(2,668)	(3,719)
Total investments in intangible and tangible assets on an accrual basis	(2,909)	(3,746)
Change in trade payables relating to investing activities	499	317
Total purchase of intangible and tangible assets on a cash basis	(2,410)	(3,429)
Acquisition of subsidiaries and businesses, net of cash acquired (II)	-	217
Acquisition of other investments (II)	-	-
Change in financial receivables and other financial assets (I)	27	(21,268)
Proceeds from sale of subsidiaries, net of cash disposed of (Il)	-	-
Proceeds from sale/repayment of tangible, intangible and other non current assets
(II)	3	5
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)	(2,380)	(24,475)
CASH FLOWS FROM FINANCING ACTIVITIES
Change in current financial liabilities and other	(23,180)	21,268
Proceeds from non-current financial liabilities (including current portion)	70,000
Repayments of non-current financial liabilities (including current portion)	-	-
Other changes in non-current financial liabilities	(20)	(33)
Increases/reductions of share capital and other changes in Equity (including
subsidiaries)	-	-
Amount paid for instruments representing equity	-
Dividends paid	(2,856)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)	43,944	21,235
CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON -CURRENT ASSETS
HELD FOR SALE (D)	-	-

AGGREGATE CASH FLOWS (E=A+B+C+D)	64,308	23,553
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD (F)	(106,390)	(18,061)
Net foreign exchange differences on net cash and cash equivalents (G)	-	-
NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (H=E+F+G)	(42,082)	5,492

(I)	The amount payable for the acquisition also includes any goodwill and is given net of the change in receivables resulting from the relevant acquisition
(II)	The amount payable for the acquisition is given net of the change in payables resulting from the relevant acquisition

Other Information on Cash Flows

(in thousands of euro)	H1 2015	H1 2014
Income tax expense (paid)/received	2,660	20,271
Interest expense paid	(5,637)	(4,263)
Interest income received	—	—
Dividends received	11	11

BREAKDOWN OF NET CASH AND CASH EQUIVALENTS:
(in thousands of euro)
	H1 2015	H1 2014

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD:
Cash and cash equivalents - from continuing operations	5,064	17
Bank overdraft repayable on demand - from continuing operations	(111,454)	(18,078)
	(106,390)	(18,061)
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD:
Cash and cash equivalents - from continuing operations	22	5,492
Bank overdraft repayable on demand - from continuing operations	(42,104)	—
	(42,082)	5,492